January 18, 2007

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.

## Upcoming Investment Seminar:

### Enough is Enough!
### How to Get Your Financial House in Order

Make good on that New Year's resolution and get organized. We'll help you organize all of your finances -- and all that paper -- in a strategic way and develop a plan to strengthen your net worth.

This seminar has openings remaining for the January 31st, 11:30 a.m. seminar. To reserve your spot contact Denise Johnson at 612-359-2533 or ddj@sitinvest.com.

- Upcoming seminars


WALL ST
BROAD ST

## Domestic Markets in Review: December 2006

Relatively stable economic growth and interest rates, increased prospects for Federal Reserve easing, a sharp drop in the price of oil and stronger-than-expected profit growth were among the factors contributing to the turnaround in fortunes in the second half of the year.

## December Performance Returns Now Available

Sit Mutual Funds' December 2006 performance returns are now available. To view the results go to the Performance page.

*The following is from the most recent edition of the Sit Mutual Funds Newsletter.*

## A Few Words from Gene Sit

As a result of the Democrat victories in national and local elections, we can expect initiatives to raise taxes for high-income individuals and ease the burden on middle-income taxpayers in the form of property tax reductions and consumer tax phase backs. Expect other Democrat initiatives to include proposals to increase the minimum wage and to provide more government-paid health care (Medicaid). It is difficult to predict which of these initiatives will succeed, although the minimum wage is likely to be increased.

Also in question are policies Democrats will propose relative to the Iraq War and terrorism. The threat of increased terrorist activity continues to be a primary concern for investors. Major acts of terrorism would significantly impact global markets.

Democrat dominance in both chambers of Congress will make it difficult for President Bush to carry out his initiatives, which appear to have weak public support. Political differences between the legislative and executive branches could lead to gridlock.

There is no immediate concern about fiscal policy changes as the legislature moves from Republican to Democrat leadership. The Bush tax cuts will remain in place through 2010, but there is little chance a Democrat-led House and Senate will support President Bush's fiscal policies thereafter.

**CNBC Interview from December 5, 2006**



**2007 Investment Seminars**

From January to May, Sit Mutual Funds will be hosting five different Investment Seminars. The seminars will be held at the Edina Country Club as well as in our offices in the IDS Center.

- Complete List of Seminars


FAMILY ASSETS

Minneapolis Star Tribune features Sit family in recent article.

- Online Version
- Printable Version

**Third Quarter 2006 Fund Information**

In-depth statistical information about the Funds' performance and portfolio structure is now available as of the third quarter.

**Investment Planning Calculator**

Helps investors estimate the growth of investments over time. An additional feature compares historical performance in various asset allocations to assess a portfolio's potential risks and rewards. The calulator is free and available upon request.



**Sit Investment Associates Nominated for UK Pensions Award**


2006

Sit Investment Associates (SIA) was a finalist candidate for "Investment Manager of the Year" at the 2006 UK Pensions Awards. The Awards recognize service providers who offer the highest level of service to occupational pension schemes and their members in the United Kingdom.

Sit Investment Associates is investment adviser to Sit Mutual Funds.

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**Important Legal Information**

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

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January 18, 2007

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# 2007 Investment Seminars

Attend one or more of our investment seminars at The Edina Country Club (7:30 - 8:30 a.m.) or in our offices in the IDS Center (12:00 - 1:00 p.m.). Seminars are free, but reservations are required.

**January 24th, January 25th (12:00 p.m. only) & January 31st (11:30 a.m. only)| Enough is Enough! How to Get Your Financial House in Order**

Make good on that New Year's resolution and get organized. We'll help you organize all of your finances -- and all that paper -- in a strategic way and develop a plan to strengthen your net worth.

*The Janauary 24th and 25th seminars no longer have available space.*

**February 28th | Highlights of the Pension Protection Act of 2006**

Learn how this bill, the most comprehensive in 32 years, will impact you and your retirement.

**March 28th | The ABC's of Investing and Mutual Funds**

Attend this seminar to learn some of the fundamentals of investing, how mutual funds work, and how to build an investment portfolio.

**April 25th | Raising Financially Savvy Kids in a Spendthrift Society**

Attend this seminar to gain ideas and insights into how grade schoolers, teenagers and young adults can be taught important principles of handling money in today's consumer age.

**May 23rd | Help! I Want to Be Able to Retire Someday... But How?**

Imagine going on a 20 or 30 year vacation. Now imagine how you'll pay for it. Learn how to estimate how much money you will need at retirement, how to develop a plan to reach your goals, and some tax saving strategies.

Contact Denise Johnson to reserve your spot.
612-359-2533/800-332-5580, ext. 533 or ddj@sitinvest.com